Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S -1 of our report dated February 28, 2006, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the discontinued operations as discussed in Note 3 and with respect to the earnings per share data included in the income statement as discussed in Note 2(m), as to which the date is January 31, 2008 relating to the financial statements of Julius Baer Americas Inc. (formerly Julius Baer Securities Inc.), which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 11, 2008